HiClassT, Inc.

Smetanova 88/20

Retenice 415 03

Teplice, Czech Republic

March 14, 2017

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re: HiClassT, Inc. Registration Statement on Form S-1 File No. 333-215898 Filed on February 6, 2017

Dear Mr. Reynolds:

Thank you for your comments and assistance with respect to our S-1 filing. We have reviewed your comments and amended this filing as necessary.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have not entered into any written communications, as defined in Rule 405 under the Securities Act, with potential investors.

2.	Please clarify whether you have any intention to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

The Company has no intention to engage into a merger or acquisition with an unidentified company or companies, or other entity or person.

Cover Page

3.	Please limit the disclosure on the cover page of the prospectus to one page as required by Item 501(b) of Regulation S-K.

We have amended our document to limit the disclosure on the cover page of the prospectus to one page as required by Item 501(b) of Regulation S-K.

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Summary, page 6

4.	We note on the disclosure on the prospectus cover page that you have elected to opt out of the extended transition period for complying with the new or revised accounting standards. Please reconcile with the disclosure summary section, which discusses this exception as available to the company.

We have amended our document to reconcile with the disclosure summary section, which discusses this exception is available to the company. We have added the information that we have opted out of the extended transition period.

Rule 144 and Registration Rights, page 21

5.	We note the disclosure on the prospectus cover page that you are a shell company. Please add disclosure regarding the impact of your status as a shell company on investors, including the availability of Rule 144.

We have amended our document by adding disclosure regarding the impact of our status as a shell company on investors, including the fact that Rule 144 is not available as long as we remain a shell company.

Description of Business, page 21

6.	Please reconcile your statements on page 22 that you have hired graphic designers and artists with your statement on page 24 that you have no employees.

We have amended our document by stating that we have engaged designers and artists as consultants and that they are not employees.

Patents and Trademarks, page 23

7.	Please clarify your statement on page 23 that you will provide the purchasers with the copyright of the design and/or logo.

We have amended our document by stating that we will provide purchasers with the ownership of the copyright to a design and/or logo if they purchase the entire run of t-shirts having with the particular design or logo, or if they purchase a t-shirt that is a one of a kind being that only one t-shirt of that design will be manufactured.

Plan of Operations, page 35

8.	Please revise to add the disclosure regarding your plan of operations for reduced funding at the end of this section.

We have amended our document by disclosing our plan of operation for reduced funding.

Certain Relationships and Related Transactions, page 40

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9.	Please update this disclosure to reflect related party transactions since November 2016.

We have amended our document by disclosing that on December 16, 2016, the Company received cash advances from Patrik Wiedemann in the amount of $5,000 for operating use.

Yours truly,

/s/ Patrik Wiedmann
Patrik Wiedmann
President

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